SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

SOUL & VIBE INTERACTIVE INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

  (Title of Class of Securities)

836050104

(CUSIP Number)

Peter Anthony Chiodo

1660 South Hwy 100

Suite 500

St. Louis Park, MN 55416

(763) 400-8040

With Copies To:

Richard Friedman, Esq.

Sichenzia Ross Friedman Ference LLP

61 Broadway

New York, New York 10006

Tel: (212) 930-9700

Fax: (212) 930-9725

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 18, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 836050104	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Peter Anthony Chiodo
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7	SOLE VOTING POWER

137,646,900 (1)
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	137,646,900 (1)
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

137,646,900 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

92.6% (2)
14	TYPE OF REPORTING PERSON

IN

(1)	Consists of 7,646,900 shares of Common Stock and 130,000 shares of Series B Preferred Stock, each of which carries the vote of 1,000 shares of Common Stock.

(2)	Represents the percentage ownership based on 18,587,900 shares of Common Stock issued and outstanding as of March 31, 2014, as reported on the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 31, 2014.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of Soul and Vibe Interactive Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 1660 South Hwy 100, Suite 500, St. Louis Park, MN 55416.

Item 2. Identity and Background.

(a)	Peter Anthony Chiodo, an individual (the “Reporting Person”).

(b)	The business address of the Reporting Person is 1660 South Hwy 100, Suite 500, St. Louis Park, MN 55416.

(c)	Reporting Person is the Chief Executive Officer, President and Sole Director of the Issuer.

(d)	Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Reporting person is a citizen of United States.

Item 3. Source and Amount of Funds or Other Consideration.

On November 2, 2012, the Reporting Person purchased 16,800,000 shares of Common Stock from existing shareholders of the Issuer for an aggregate of $25,200 (the “Initial Purchase”).

On February 5, 2013, the Issuer entered into a Share Exchange Agreement (the “Agreement”) by and among the Issuer, Soul and Vibe Entertainment, Inc., a Nevada corporation (“Soul”) and the Reporting Person. Pursuant to the Agreement, Soul became a wholly owned subsidiary of the Issuer (the “Exchange”). As consideration for the Exchange, the Reporting Person exchanged an aggregate of 6,000,000 shares of common stock of Soul, constituting all shares of capital stock of Soul issued and outstanding (the “Soul Shares”) for an aggregate of 12,333,334 shares of Common Stock. The Agreement contains customary terms and conditions for a transaction of this type, including representations, warranties and covenants, as well as provisions describing the consideration exchanged, the process of exchanging the consideration and the effect of the Exchange. The closing of the Exchange took place on February 6, 2013. There were no rights to acquire any equity interests of Soul prior to the closing of the Exchange. The Agreement and the Exchange were previously disclosed by the Issuer on the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on February 7, 2013.

On July 28, 2013, the Issuer entered into a Return to Treasury Agreement with the Reporting Person, pursuant to which the Issuer agreed to issue the Reporting Person 130,000 shares of its newly created Series B Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), in exchange for the surrender of 21,486,431of the Reporting Person’s shares of Common Stock once such Series B Preferred Stock had been designated. The shares of Series B Preferred Stock were issued to the Reporting Person effective July 28, 2013. The transactions contemplated by the Return to Treasury Agreement and the Return to Treasury Agreement itself were previously disclosed by the Issuer on the Issuer’s Current Report on Form 8-K, filed with the SEC on July 31, 2013.

On August 1, 2013, a majority of the holders of the Issuer’s Common Stock approved a reverse split of the shares of the Issuer’s Common Stock by a ratio of 1 for 3 (the “Reverse Split”). The Issuer filed the certificate of amendment to its articles of incorporation with the State of Nevada effectuating the Reverse Split on August 7, 2013. The Reverse Split became effective in the State of Nevada on August 12, 2013. The Reverse Split became effective on the OTC Bulletin Board on August 12, 2013, having been approved by the Financial Industry Regulatory Authority, Inc. on August 9, 2013. As a result of the Reverse Split, each three shares of Common Stock issued and outstanding prior to the Reverse Split were converted into one share of Common Stock, and all options, warrants, and any other similar instruments convertible into, or exchangeable or exercisable for, shares of Common Stock have been proportionally adjusted.  All references to Common Stock have been retroactively restated.

Item 4. Purpose of Transaction.

The Reporting Person entered into the Initial Purchase to effect a change in control of the Issuer. Pursuant to the Agreement, the Reporting Person became the Issuer’s sole officer and sole member of its board of directors.

Except as described above, the Reporting Person does not have a definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the common stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Person beneficially owns 7,646,910 shares of the Issuer’s Common Stock, which represents approximately 41.1% of all such shares, based on 18,587,900 shares of Common Stock issued and outstanding as of March 31, 2014, as reported on the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 31, 2014.

(b)	The Reporting Person may be deemed to hold sole voting and dispositive power over 137,646,90 shares of Common Stock, consisting of 7,646,900 shares of Common Stock and 130,000 shares of Series B Preferred Stock, each of which carries the vote of 1,000 shares of Common Stock.

(c)	Other than the acquisition of the shares as reported herein, and as described under Item 4, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d)	To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 7,646,910 shares of Common Stock reported in Item 5(a).

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, agreements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Peter Anthony Chiodo
May 9, 2014	By:	/s/ Peter Anthony Chiodo
Peter Anthony Chiodo